November 7, 2024

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, DC 20549

Attn: Kevin Woody and Andrew Blume

Re:	Autoliv, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2023

Form 8-K furnished July 19, 2024

File No. 001-12933

Dear Mr. Woody and Mr. Blume:

We are in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its comment letter to Autoliv, Inc. (the “Company”), dated October 7, 2024 (the “Comment Letter”). The Staff previously granted an extension for us to respond to November 7, 2024. As discussed with the Staff, we are writing to confirm that we will respond to the Comment Letter by November 22, 2024.

If you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Frederik Westin
Frederik Westin
Chief Financial Officer

Cc:	Anthony Nellis, Executive Vice President, Legal Affairs, General Counsel & Secretary, Autoliv, Inc.

Dave Brown, Alston & Bird LLP